EXHIBIT 2

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at December 31,	As at December 31,
	2015	2014
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$70,356	$90,223
Term deposits with banks	9,097	4,285
Financial assets, available-for-sale	-	3,952
Accounts receivables, net	849	2,269
Receivables from sales representatives	8,802	7,900
Inventories	176	154
Prepaid expenses and other current assets	16,268	17,027
	105,548	125,810
Non-current assets
Property and equipment	59,064	63,519
Investment properties	69,726	85,546
Intangible assets	26,309	37,732
Long term investment	100	100
Deferred income tax assets	389	196
Other non-current assets	951	1,108
	156,539	188,201
Total assets	$262,087	$314,011

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$7,383	$9,418
Deferred income and customer prepayments	75,265	84,869
Accrued liabilities	15,183	19,100
Income tax liabilities	2,990	3,848
	100,821	117,235
Non-current liabilities
Accounts payable	289	889
Deferred income and customer prepayments	2,917	3,971
Deferred income tax liabilities	4,493	6,842
	7,699	11,702
Total liabilities	108,520	128,937

Equity attributable to Company’s shareholders
Common shares	533	529
Treasury shares	(250,089)	(200,089)
Other reserves	157,562	161,242
Retained earnings	239,812	209,924
Total Company shareholders’ equity	147,818	171,606
Non-controlling interests	5,749	13,468
Total equity	$153,567	$185,074
Total liabilities and equity	$262,087	$314,011

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Exhibitions	$41,629	$38,157	$91,854	$88,941
Online and other media services (Note 2)	17,295	19,738	70,242	82,430
Miscellaneous	2,693	2,210	8,929	7,911
	61,617	60,105	171,025	179,282
Operating Expenses:
Sales (Note 3)	17,898	19,906	50,231	56,095
Event production	10,871	9,751	24,533	23,333
Community and content (Note 3)	5,879	6,753	20,535	22,267
General and administrative (Note 3 & 4)	11,625	11,603	43,697	48,004
Information and technology (Note 3)	3,495	3,075	13,348	12,126
Total Operating Expenses	49,768	51,088	152,344	161,825
Profit on sale of property	9,791	-	9,791	-
Profit from Operations	21,640	9,017	28,472	17,457
Interest income	103	244	792	1,223
Gain on sale of available-for-sale securities	39	-	188	11
Interest expenses	(12)	(47)	(83)	(186)
Profit before Income Taxes	21,770	9,214	29,369	18,505
Income tax expense	(2,187)	(534)	(4,609)	(1,646)
Net Profit from continuing operations	$19,583	$8,680	$24,760	$16,859
Net Profit / (loss) from discontinued operations, net of income tax (Note 5)	-	(40)	5,629	1,982
Net profit	$19,583	$8,640	$30,389	$18,841
Net (profit)/loss attributable to non-controlling interests from:
Continuing operations	434	499	(765)	548
Discontinued operations	-	142	264	(1,059)
Total	434	641	(501)	(511)
Net profit attributable to the Company’s shareholders from:
Continuing operations	$20,017	$9,179	$23,995	$17,407
Discontinued operations	-	102	5,893	923
Total	$20,017	$9,281	$29,888	$18,330
Basic net profit per share attributable to the Company’s shareholders from:
Continuing operations	$0.85	$0.31	$0.87	$0.54
Discontinued operations	-	*	0.22	0.03
Total	$0.85	$0.31	$1.09	$0.57
Shares used in basic net profit per share calculations	23,612,637	29,905,850	27,404,537	31,953,136
Diluted net profit per share attributable to the Company’s shareholders from:
Continuing operations	$0.79	$0.29	$0.83	$0.52
Discontinued operations	-	*	0.20	0.03
Total	$0.79	$0.29	$1.03	$0.55
Shares used in diluted net profit per share calculations	25,185,321	31,516,581	28,820,976	33,482,371

* Basic and diluted net profit per share attributable to the Company’s shareholders from discontinued operations is less than $0.01

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Note:	1.	Total revenue from both the continuing operations and discontinued operations during the three months and year ended December 31, 2015 and 2014 was as follows:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Continuing operations	$61,617	$60,105	$171,025	$179,282
Discontinued operations	-	2,762	4,776	18,930
	$61,617	$62,867	$175,801	$198,212

Note:	2.	Online and other media services consists of:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$15,296	$17,983	$64,421	$75,895
Print services	1,999	1,755	5,821	6,535
	$17,295	$19,738	$70,242	$82,430

Note:	3.	Non-cash compensation expenses associated with the several equity compensation plans and Global Sources Directors Share Grant Award Plan included under various categories of expenses are as follows:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$116	$123	$418	$409
Community and content	23	21	88	16
General and administrative	316	319	1,418	1,215
Information and technology	44	45	225	217
	$499	$508	$2,149	$1,857

Note:	4.	General and administrative expenses consist of:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
General and administrative expenses before amortization of intangible assets, impairment charge on intangible assets and foreign exchange losses	$9,890	$9,345	$37,290	$36,343
Amortization of intangible assets	1,250	994	4,314	6,873
Impairment charge on intangible assets	-	4	-	2,242
Foreign exchange losses	485	1,260	2,093	2,546
	$11,625	$11,603	$43,697	$48,004

Note:	5.	Net Profit / (loss) from discontinued operations, net of income tax consist of:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Profit on sale of subsidiary	$-	$-	$6,382	$-
Income tax expense	-	-	(361)	-
Profit on sale of subsidiary, net of income tax	-	-	6,021	-
Profit /(loss) from discontinued operations, net of income tax	-	(40)	(392)	1,982
	$-	$(40)	$5,629	$1,982